SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For February 8, 2002


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                     (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

               Form 20-F [X]                   Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

               Yes [ ]                         No [X]

            BONSO ELECTRONICS DISTRIBUTES SECOND CONSECUTIVE DIVIDEND
                OF 10 CENTS PER SHARE TO HOLDERS OF COMMON STOCK

     HONG KONG, February 8, 2002- Bonso Electronics International, Inc. (NASDAQ:
BNSO) announced that it has distributed a dividend of 10 cents per common share to shareholders of record on December 21, 2001.

     This dividend marks the second consecutive year in which Bonso has paid a dividend to its shareholders. "Our current income position combined with an excellent cash flow position influenced the Board of Directors to declare a cash dividend," said Anthony So, chairman, president and chief executive officer. "Any future decision as to dividend payments will be based on the wisest use of resources that first provides for our rapid growth needs."


About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. With the May 2001 acquisition of Korona Haushaltswaren, GmbH, a distributor of household scales in Europe, Bonso is embarking on its first consumer marketing venture in Europe and the U.S. under the Korona brand. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

     The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.


Contact:
Bonso Electronics International Inc.
USA Contact:
George O'Leary:  949-760-9611
                 949-760-9607 FAX
Or
Hong Kong Contact:
Cathy Pang:      011-852-2605-5822
                 011-852-2691-1724 FAX

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BONSO ELECTRONICS INTERNATIONAL INC.
                                        (Registrant)



Date: February 8, 2002                  By: /s/ Henry F. Schlueter
      ----------------                  ----------------------------------------
                                        Henry F. Schlueter, Assistant Secretary